EXHIBIT 99.2

Identification of Members of the Group

The following persons are filing this statement on Schedule 13G as a group:

•	Bicknell Family Holding Company, LLC
•	Bicknell Family Management Company, LLC
•	Bicknell Family Management Company Trust
•	Mariner Capital Ventures, LLC
•	Mariner Wealth Advisors, LLC
•	Martin C. Bicknell
•	XXL Investments, LLC